Exhibit 4.218

Consolidated Income

Three months ended March 31 (unaudited) (millions of dollars except per share amounts)	2003	2002
Revenues	1,336	1,246

Operating Expenses
Cost of sales	180	133
Other costs and expenses	427	354
Depreciation	215	207
	822	694

Operating Income	514	552

Other Expenses/(Income)
Financial charges	204	221
Financial charges of joint ventures	22	23
Equity income	(58)	(10)
Interest and other income	(13)	(11)
	155	223

Income before Income Taxes	359	329
Income Taxes - Current and Future	136	128
Net Income	223	201
Preferred Securities Charges	9	9
Preferred Share Dividends	6	5
Net Income Applicable to Common Shares	208	187

Net Income Per Share - Basic and Diluted	$0.43	$0.39

Average Shares Outstanding - Basic (millions)	480.1	477.0
Average Shares Outstanding - Diluted (millions)	481.9	479.1

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Cash Flows

Three months ended March 31 (unaudited) (millions of dollars)	2003	2002

Cash Generated From Operations
Net income	223	201
Depreciation	215	207
Future income taxes	74	53
Equity income in excess of distributions received	(51)	(4)
Other	(4)	(2)
Funds generated from operations	457	455
Increase in operating working capital	(8)	(54)
Net cash provided by continuing operations	449	401
Net cash provided by discontinued operations	4	58
	453	459
Investing Activities
Capital expenditures	(76)	(117)
Acquisitions, net of cash acquired	(409)	—
Disposition of assets	5	—
Deferred amounts and other	(23)	17
Net cash used in investing activities	(503)	(100)

Financing Activities
Dividends and preferred securities charges	(139)	(127)
Notes payable issued/(repaid), net	209	(171)
Reduction of long-term debt	(9)	(92)
Non-recourse debt of joint ventures issued	17	1
Reduction of non-recourse debt of joint ventures	(16)	(13)
Common shares issued	16	15
Net cash provided by/(used in) financing activities	78	(387)

Increase/(Decrease) in Cash and Short-Term Investments	28	(28)

Cash and Short-Term Investments
Beginning of period	212	299

Cash and Short-Term Investments
End of period	240	271

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Balance Sheet

(millions of dollars)	March 31, 2003 (unaudited)	December 31, 2002

ASSETS
Current Assets
Cash and short-term investments	240	212
Accounts receivable	724	691
Inventories	167	178
Other	84	102
	1,215	1,183
Long-Term Investments	725	291
Plant, Property and Equipment	17,220	17,496
Other Assets	952	946
	20,112	19,916

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable	506	297
Accounts payable	891	902
Accrued interest	245	227
Current portion of long-term debt	616	517
Current portion of non-recourse debt of joint ventures	70	75
Provision for loss on discontinued operations	232	234
	2,560	2,252
Deferred Amounts	341	353
Long-Term Debt	8,616	8,815
Future Income Taxes	287	226
Non-Recourse Debt of Joint Ventures	1,179	1,222
Junior Subordinated Debentures	239	238
	13,222	13,106
Shareholders’ Equity
Preferred securities	673	674
Preferred shares	389	389
Common shares	4,630	4,614
Contributed surplus	266	265
Retained earnings	933	854
Foreign exchange adjustment	(1)	14
	6,890	6,810
	20,112	19,916

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Retained Earnings

Three months ended March 31 (unaudited) (millions of dollars)	2003	2002
Balance at beginning of period	854	586
Net income	223	201
Preferred securities charges	(9)	(9)
Preferred share dividends	(6)	(5)
Common share dividends	(129)	(119)
	933	654

See accompanying Notes to the Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(Unaudited)

1.              Significant Accounting Policies

The consolidated financial statements of TransCanada PipeLines Limited (TransCanada or the company) have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies applied are consistent with those outlined in the company’s annual financial statements for the year ended December 31, 2002 except as stated below.  These consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual financial statements included in TransCanada’s 2002 Annual Report.  Amounts are stated in Canadian dollars unless otherwise indicated. Certain comparative figures have been reclassified to conform with the current period’s presentation.

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of these consolidated financial statements requires the use of estimates and assumptions.  In the opinion of Management, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the company’s significant accounting policies.

2.              Segmented Information

Three months ended March 31 (unaudited - millions of dollars)	Transmission		Power		Corporate		Total
	2003	2002	2003	2002	2003	2002	2003	2002
Revenues	960	941	376	305	—	—	1,336	1,246
Cost of sales	—	—	(180)	(133)	—	—	(180)	(133)
Other costs and expenses	(304)	(260)	(121)	(92)	(2)	(2)	(427)	(354)
Depreciation	(194)	(192)	(21)	(15)	—	—	(215)	(207)
Operating income/(loss)	462	489	54	65	(2)	(2)	514	552
Financial and preferred equity charges	(196)	(206)	(2)	(3)	(21)	(26)	(219)	(235)
Financial charges of joint ventures	(22)	(23)	—	—	—	—	(22)	(23)
Equity income	20	10	38	—	—	—	58	10
Interest and other income	5	6	4	3	4	2	13	11
Income taxes	(111)	(113)	(31)	(24)	6	9	(136)	(128)
Net Income Applicable to Common Shares	158	163	63	41	(13)	(17)	208	187

Total Assets (millions of dollars)	March 31, 2003 (unaudited)	December 31, 2002
Transmission	16,651	16,979
Power	2,718	2,292
Corporate	568	457
Continuing Operations	19,937	19,728
Discontinued Operations	175	188
	20,112	19,916

3.              Discontinued Operations

In July 2001, the Board of Directors approved a plan to dispose of the company’s Gas Marketing business.  In December 1999, the Board of Directors approved a plan (December Plan) to dispose of the company’s International, Canadian Midstream and certain other businesses.  The company’s disposals under both plans were substantially completed at December 31, 2001.

The company remains contingently liable pursuant to obligations under certain energy trading contracts that relate to the divested Gas Marketing business.  At March 31, 2003, the provision for loss on discontinued operations, including approximately $100 million of deferred after-tax gains and remaining obligations related to the Gas Marketing business, was reviewed and was concluded to be appropriate.

Net income from discontinued operations for first quarter 2003 and first quarter 2002 was nil. The provision for loss on discontinued operations at March 31, 2003 was $232 million (December 31, 2002 - $234 million). The net assets of discontinued operations included in the consolidated balance sheet at March 31, 2003 were $76 million (December 31, 2002 - $90 million).

4.              Contingencies

Actions have been brought on a class action basis against certain of the company’s subsidiaries and affiliates along with many other unrelated energy companies in both Washington and Oregon claiming injunctive relief and/or unspecified damages under the applicable unfair trading practices legislation of those states in connection with the sale and purchase of electricity in their respective jurisdictions.  TransCanada considers the complaint to be without merit and will be vigorously defending it.

The action brought against TransCanada and similar actions brought against other unrelated energy companies by the California Attorney General, as disclosed in the December 31, 2002 audited financial statements, was dismissed by the U.S. Federal District Court in March 2003.

The company and its subsidiaries are subject to various other legal proceedings and actions arising in the normal course of business.  While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material impact on the company’s consolidated financial position or results of operations.

5.              Acquisition

On February 14, 2003, TransCanada completed the acquisition of a 31.6 per cent interest in Bruce Power L.P. for $376 million plus closing adjustments.  TransCanada also loaned a one-third share ($75 million) of a $225 million accelerated deferred rent payment to Ontario Power Generation. Bruce Power L.P. is a tenant under a lease on the Bruce nuclear power facility in Ontario.  The lease expires in 2018 with an option to extend the lease by up to 25 years.

Upon acquisition of Bruce Power L.P., the company, Cameco and BPC Generation Infrastructure Trust guaranteed on a several, pro-rata basis certain contingent financial obligations of Bruce Power L.P. related to operator licences, the lease agreement, power sales agreements and contractor services.  TransCanada’s share of the net exposure under these guarantees at the time of closing was estimated to be approximately $260 million.  The terms of the guarantees range from 2003 to 2018.  The current carrying amount of the liability related to these guarantees is nil and the fair value is approximately $4 million.

Supplementary Information

As at March 31, 2003, TransCanada had 480,532,023 issued and outstanding common shares.  In addition, there were 13,170,942 outstanding options to purchase common shares, of which 10,370,941 were exercisable as at March 31, 2003.

TransCanada welcomes questions from shareholders and potential investors. Please telephone:

Investor Relations, at 1-800-361-6522 (Canada and U.S. Mainland) or direct dial David Moneta/Debbie Persad at (403) 920-7911. The investor fax line is (403) 920-2457.

Media Relations: Glenn Herchak/Hejdi Feick at (403) 920-7877.

Visit TransCanada’s Internet site at: http://www.transcanada.com